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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-8A/A

                          AMENDMENT AND RESTATEMENT OF
           NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
                      OF THE INVESTMENT COMPANY ACT OF 1940


         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

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NAME:                                                         UM INVESTMENT TRUST II
Address of Principal Business Office
(No. & Street, City, State, Zip Code):                        522 Fifth Avenue
                                                              New York, New York  10036

Telephone Number (including area code):                       888-202-3981

Name and address of agent for service of process:

                                                              Wayne H. Chan
                                                              J.P. Morgan Investment Management Inc.
                                                              522 Fifth Avenue
                                                              New York, New York  10036

                                                              COPY TO:

                                                              John E. Baumgardner, Jr., Esq.
                                                              Sullivan and Cromwell LLP
                                                              125 Broad Street
                                                              New York, New York  10025
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Check Appropriate Box:

         Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                                 Yes /X/ No / /

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                                   SIGNATURES

         Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of New York and the State of New York, on the 29th day of November, 2004.

                                               UM INVESTMENT TRUST II


                                               By: /s/ George C. W. Gatch
                                                   ----------------------------
                                                   Name: George C. W. Gatch
                                                   Title: President


ATTEST:

/s/ Wayne H. Chan
-------------------
Name: Wayne H. Chan
Title: Secretary

                                     NOTICE

         A copy of the Agreement and Declaration of Trust establishing UM Investment Trust II (the "Fund") is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this Notification is executed on behalf of the Fund by an officer of the Fund as an officer and not individually and that the obligations of or arising out of this Notification are not binding upon any of the trustees, officers or shareholders individually but are binding only upon the Fund.

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